SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                                       CERTIFICATE
Cinergy Corp., et al.                                       OF
File No.  70-9011                                      NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated March 23, 1998 in the above docket (HCAR No. 26848):/1/

     1. At September 30, 1999, Cinergy's "aggregate investment" and "consolidated retained earnings" (both as used in rule 53(a) under PUHCA) were approximately $567.9 million and $993.4 million, respectively.

     2. Cinergy's aggregate investment at September 30, 1999, is equivalent to approximately 9.71% of Cinergy's total capitalization, approximately 8.91% of Cinergy's net utility plant, approximately 5.96% of total consolidated assets, and approximately 12.62% of Cinergy's market capitalization (each at September 30, 1999).

     3. At September 30, 1999, consolidated debt/2/, cumulative preferred stock, and common equity comprised approximately 53.3%, 1.6% and 45.1%, respectively, of Cinergy's consolidated capitalization.

     4. At September 30, 1999, Cinergy's market-to-book ratio was 171%. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning growth in retained earnings, net income and revenues of Cinergy's Exempt Entities.

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                            S I G N A T U R E

    Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 29, 1999

                                            CINERGY CORP.


                                            By:  /s/William L. Sheafer
                                            Vice President & Treasurer

                                ENDNOTES

/1/ Any capitalized terms not otherwise defined herein have the respective meanings assigned in HCAR No. 26848.

/2/ As used herein, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules.